Exhibit 21.1

List of Subsidiaries of City Office REIT, Inc.

	Name	State of Incorporation or Organization
1.	City Office REIT Operating Partnership, LP	Maryland
2.	Amberglen Properties Limited Partnership	Oregon
3.	City Center STF, LP	Florida
4.	SCCP Boise Limited Partnership	Delaware
5.	CORE Cherry Limited Partnership	Delaware
6.	CIO 190 Limited Partnership	Delaware
7.	CIO Intellicenter Limited Partnership	Delaware
8.	Central Fairwinds Limited Partnership	Florida
9.	SCCP Central Valley Limited Partnership	Delaware
10.	CIO Plaza 25, Limited Partnership	Delaware
11.	CIO Lake Vista, Limited Partnership	Delaware
12.	CIO Research Park, Limited Partnership	Delaware
13.	CIO Logan Tower, Limited Partnership	Delaware
14.	CIO Superior Pointe, Limited Partnership	Delaware
15.	CIO Crossroads, Limited Partnership	Delaware